AZTECA AMERICA ANNOUNCES THE ADDITION OF
                     AFILLIATES IN DALLAS AND CORPUS CHRISTI

                         --TOTAL CLEARANCE EXCEEDS 73%--
            --AZTECA AMERICA'S SIGNAL NOW REACHES SIX TEXAS MARKETS--

FOR IMMEDIATE RELEASE

      MEXICO CITY,  JANUARY 19, 2004--TV Azteca,  S.A. de C.V. (NYSE:  TZA; BMV:
TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today that Azteca America, the company's wholly-owned broadcasting network focused on the U.S. Hispanic market, has increased its coverage to 73% of Hispanic households by adding two new affiliates in Dallas and Corpus Christi, Texas. The additions increase the network's coverage to 33 markets.

      With the addition of KODF-TV/Channel 26 in Dallas and KYDF-TV/Channel 64 in Corpus Christi, Azteca America continues its growth in key U.S. Hispanic markets. In addition, the Corpus Christi affiliate is on Channel 22 of the Grande Cable system. This brings the number of affiliates to six in Texas, which is a second to California in number of affiliates.

      "Passing the 70% clearance mark is another milestone in our dynamic buildout," said Luis J. Echarte, president and CEO of Azteca America. "Thanks to our newest affiliate, we are now in 13 of the top 15 Hispanic markets."

      The two new affiliates are added to Azteca America's 31 existing markets, which include Los Angeles, New York, Miami, Houston, Chicago, San Antonio, San Francisco-Oakland-San Jose, Phoenix, Albuquerque, San Diego, Fresno-Visalia, Sacramento-Stockton-Modesto, Denver, Orlando, Austin, Tucson, Las Vegas, Monterey-Salinas, Bakersfield, West Palm Beach-Ft. Pierce, Salt Lake City, Santa Barbara, Palm Springs, Naples-Ft. Myers, Yakima-Pascoe-Richland, Wichita, Oklahoma City, Reno, Victoria, Charleston and Chattanooga.

Further information can be found at the network's new corporate website:  www.aztecaamerica.com/corporate.

COMPANY PROFILE

      TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks, Azteca 13 and Azteca 7, through 554 owned transmitters across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

      Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

                               INVESTOR RELATIONS:

              BRUNO RANGEL                           OMAR AVILA
             5255-3099-9167                        5255-3099-0041
        jrangelk@tvazteca.com.mx               oavila@tvazteca.com.mx


                                MEDIA RELATIONS:

                                 IN LOS ANGELES

                          ANNE BURKHIMER OR SONIA PENA
                                 Weber Shandwick
                                 310-407-6568 or
                                  310-407-6589
             aburkhimer@webershandwick.com, spena@webershandwick.com


                                 IN MEXICO CITY

                        DANIEL MCCOSH OR TRISTAN CANALES
                             (011)5255-3099-0059 or
                                 5255-3099-1441
                dmccosh@tvazteca.com.mx, tcanales@tvazteca.com.mx